[LOGO]                            TF FINANCIAL
                                  ------------
                                  CORPORATION


VIA EDGAR
---------

September 22, 2005

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:      TF Financial Corporation
                  SEC File No. 000-24168
                  Form 10-K for the year ended December 31, 2004
                  ----------------------------------------------

Dear Mr. Cash:

         This is in response to your comment letter dated September 12, 2005, with respect to the above-referenced issuer, TF Financial Corporation (the "Company"). The following information is provided to you supplementally in accordance with your comment letter.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004

1.   Report of Independent Registered Public Accounting Firm
     -------------------------------------------------------

     The Company is not an accelerated filer and therefore, was not (and is not now) subject to Section 404 of the Sarbanes-Oxley Act of 2002. However, Third Federal Bank, a wholly-owned subsidiary of the Company, was required to obtain an audit opinion on the effectiveness of internal control over financial reporting under 12CFR Part 363.3(b) as part of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) and is required to file same, together with an attestation of its independent auditors, with the Federal Deposit Insurance Corporation ("FDIC") under Part 363 of the Regulations of the FDIC.

     Our auditors performed an audit of internal control under the interim standards adopted by the Public Accounting Oversight Board (AT 501) and issued their opinion on the effectiveness of internal control over financial reporting for Third Federal Bank. The audit of internal control was not performed in accordance with Auditing Standard No. 2.

     Because not all issuers are required to have an audit of internal control, we understand that many auditing firms, including ours, included an explanatory paragraph to communicate whether an audit of internal control was or was not performed, and if performed, the relevant standards followed in performing the audit. This was the

Mr. John Cash
Accounting Branch Chief
September 22, 2005
Page 2



objective of our auditors in the explanatory paragraph included in the Company's audit report. Because the Company is currently not an accelerated filer (and therefore not subject to Section 404) and the language included in the auditor's report as it relates to the Company's wholly-owned banking subsidiary is not misleading, inaccurate or inconsistent, we do not believe that an amendment to the Form 10-K to remove the language from the auditor's report is warranted.

     We also wish to confirm supplementally that the Company has not received any questions from stockholders, and has no reason to believe that there is any confusion among potential investors and our stockholders, regarding the inclusion of the explanatory paragraph in our auditor's report.

Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2005

2.   Controls and Procedures
     -----------------------

     We wish to advise the staff supplementally that the Supervisory Agreement ("Agreement") entered into with the Office of Thrift Supervision ("OTS") dealt exclusively with Information Technology ("IT") issues. After a detailed evaluation of the IT issues implicated in the Agreement we concluded that the controls identified were considered primarily to be general IT controls that pertain to the efficiency or effectiveness of the operations of the Company and not those controls that are primarily relevant to financial reporting such as application-level controls. For example, the Agreement included findings on a corporate-wide Business Continuity Plan and controls over the telephone banking Voice Response Unit. The Agreement also called for strengthening of the internal audit process for the follow-up of corrective actions over IT and a long-range Information Technology Strategic Plan to augment the IT plan outlined in the overall business plan. While the Company did consider whether revisions to the Disclosure Controls and Procedures were appropriate following the execution of the Agreement, as stated above, the general IT controls identified as issues in the OTS examination did not pertain to financial reporting. Accordingly, in management's judgment, no revisions to the Disclosure Controls and Procedures were required. Moreover, we note that that the Agreement was disclosed in the Company's first Quarterly Report on Form 10-Q filed with the SEC immediately after the Company entered into the Agreement. We believe that the prompt disclosure of the Agreement confirms that the Company's Disclosure Controls and Procedures are effective to ensure that information required to be timely disclosed in our Exchange Act reports is accumulated and communicated to our senior management and that such procedures are effective and working in the intended manner.

Mr. John Cash
Accounting Branch Chief
September 22, 2005
Page 3



3.   Controls and Procedures
     -----------------------

         The Company stated in its Report on Form 10-Q for the quarter ended June 30, 2005 that: "Based on their evaluation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")), the Company's principal executive officer and principal financial officer have concluded that as of the end of the period covered by this Quarterly Report on Form 10-Q such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms."

         The Company hereby confirms that as of December 31, 2004, March 31, 2005, and June 30, 2005 its disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the President and Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosure. The Company will revise this disclosure in future filings to state that its disclosure controls and procedures are effective, or not effective, without referencing the definitions under Rules 13a-15(e) and 15d-15(e).

Acknowledgments

     The Company hereby acknowledges that:

o It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

o It is aware that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Cash
Accounting Branch Chief
September 22, 2005
Page 4




         We hope the foregoing is responsive to your comments. Please feel free to contact me if we can provide you with any additional information. Thank you.

                                           Sincerely,

                                           /s/Kent C. Lufkin

                                           Kent C. Lufkin
                                           President and Chief Executive Officer


cc:      Ms. Jennifer Thompson, SEC Staff Accountant
         John J. Spidi, Esq.
         Mr. Richard Huff, Grant Thornton LLP